Exhibit 10.1
Employment Terms & Restrictive Covenant Agreement

In addition to other good and valuable consideration, you are expressly being given employment or continued employment with R1 RCM Inc. and/or R1 RCM Holdco Inc. (collectively “R1”), including certain compensation and benefits (as set forth in your Offer Letter), enhanced severance terms beyond the company’s Severance Plan and/or prior agreements with the company, training and access to trade secrets and other Confidential Information (as defined below) of R1 and its customers, suppliers, vendors or affiliates to which you would not have access but for your employment relationship with R1 in exchange for the mutual covenants contained in this Agreement.

1.At Will Employment. Your employment with the R1 is “at will,” meaning it is terminable at any time by either you or R1, subject to the provisions herein and the provisions of your Offer Letter.

2.Notice of Termination. Your employment with R1, as well as your role as a director and/or officer of R1 or any subsidiary, will terminate:

a.upon at least thirty (30) days’ prior written notice to R1 of your voluntary termination of employment (which R1 may, in its sole discretion, make effective earlier than any notice date);

b.as specified in a written notice by R1 to you of a termination of employment for Cause or without Cause (other than for Disability);

c.immediately upon your death; or

d.upon at least ten (10) days’ prior written notice by R1 to you of your termination of employment due to Disability.

3.Payments upon Termination of Employment.

a.In the event of your termination of employment from R1 by reason of your death, Disability, or by R1 for Cause, or by you for any reason, you will be entitled to receive:

i.any unpaid Base Salary through the date of termination,

ii.except in the case of your termination by R1 for Cause, any annual bonus earned but unpaid with respect to the fiscal year ending on or preceding the date of termination, payable at the same time as it would have been paid had you not undergone a termination of employment;

iii.reimbursement in accordance with applicable Company policy for any unreimbursed business expenses incurred through the date of termination;

iv.any accrued but unused vacation time in accordance with Company policy; and

v.all other payments, benefits or fringe benefits to which you are entitled under the terms of any applicable compensation or equity arrangement or employee benefit plan or program of R1 (collectively, the foregoing payment and benefits described in clauses (i)-(v) will be hereafter referred to as the “Accrued Benefits”).

b.In the event of your termination of employment from R1 by R1 without Cause, R1 shall pay or provide you with the following severance benefits in addition to the Accrued Benefits:

i.subject to your continued compliance with all of your post-termination obligations to R1, an amount equal to your monthly Base Salary rate, paid monthly for a period of twelve (12) months following such termination, provided that, in the event that you obtain other full-time employment that is competitive to R1 (as determined in R1’s sole discretion), regardless of if the position is a Competitive Position, you must notify R1 of such employment and you will not be entitled to any such payment in respect of the period beginning on the effective date of such new employment following such termination; and

ii.subject to (A) your timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), (B) your continued timely payment of premiums at the same level and cost to you as if you were an active employee of R1 (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), and (C) your continued compliance with all of your post-termination obligations to R1, continued participation in R1’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers you (and your eligible dependents) for a period of twelve (12) months following such termination; provided that you are eligible and remain eligible for COBRA continuation coverage; and provided, further, that in the event that you obtain other employment that offers group health benefits, then COBRA continuation coverage under the R1 group health plan, as provided in this subparagraph 3(b)(ii), will immediately cease. Notwithstanding the foregoing, R1 will not be obligated to provide the foregoing continuation coverage if it would result in the imposition of excise taxes on R1 for failure to comply with the nondiscrimination requirements of the Internal Revenue Code, as amended, the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable).

c.Payment of all amounts described in part (b) above, excluding the Accrued Benefits (the “Severance Payments”) will only be payable if you deliver to R1 and do not revoke a general release of claims in favor of R1 and its affiliates in a form provided by R1. Such release must be executed and delivered (and no longer subject to revocation, if applicable) no earlier than the day after your last day of employment with R1 and no later than thirty (30) days following termination, unless a longer period is required by law. Any Severance Payments paid to you as provided herein is in lieu of and in full satisfaction of any benefits under the R1 RCM Inc. Severance Plan (as amended). To the extent that payment of any amount of the Severance Payments constitutes “nonqualified deferred compensation” for purposes of “Code Section 409A” (as defined below), any such payment scheduled to occur during the first sixty (60) days following the termination of employment will not be paid until the sixtieth (60th) day following such termination of employment and will include payment of any amount that was otherwise scheduled to be paid prior thereto.

d.In the event that a Change of Control occurs while you have been in the continuous employment of R1, vesting of equity awards (or, if applicable, any securities granted or issued to you in respect of such equity award in connection with a Change of Control) shall be governed by the relevant plan document and award agreement for each such award.

e.For purposes of this Section:

i.“Cause” means: (A) your conviction for, or plea of guilty or nolo contendere to, a felony; (B) your engaging in conduct that constitutes gross neglect or willful misconduct and that, in either case, has the potential to result in material economic or reputational harm to R1; (C) your willful breach of any provision of this Agreement or any applicable non-disclosure, non-competition, non-solicitation or other similar restrictive covenant obligation owed to R1; or (D) your repeated refusal, or failure to undertake good faith efforts, to perform your material employment duties and responsibilities for R1, so long as R1 provides written notice of the perceived violations under this subsection (i) and you fail to cure within thirty (30) days of such notice.

ii.“Change of Control” means:

1.the consummation of any consolidation or merger of R1 where the stockholders of R1, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate more than fifty percent (50%) of the voting shares of R1 issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any);

2.any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of R1 to a Third Party Purchaser;

3.any sale of a majority of the voting shares of R1 to a Third-Party Purchaser;

4.the consummation of a Take Private Change of Control; or

5.any liquidation or dissolution of R1.

Notwithstanding the foregoing, other than with respect to a Take Private Change of Control, a “Change of Control” shall not be deemed to have occurred if the event constituting such “Change of Control” is not (x) a change in the ownership of the corporation, (y) a change in effective control of the corporation, or (z) a change in the ownership of a substantial portion of the assets of the corporation, as those terms are used and defined in Section 409A(a)(2)(A)(v) of the Code, and the regulations thereunder, and where the word “corporation” used above and in such provisions is taken to refer to R1.

iii.“Disability” means you have been unable, with or without reasonable accommodation and due to physical or mental incapacity, to substantially perform your essential duties and responsibilities for a period of one hundred eighty (180) days out of any consecutive three hundred sixty-five (365) days.

iv.“Person” means any individual, entity or group, within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding (A) R1 and any of its subsidiaries, (B) any employee stock ownership or other employee benefit plan maintained by R1, and (C) an underwriter or underwriting syndicate that has acquired R1’s securities solely in connection with a public offering thereof.

v.“Take Private Change of Control” means the consummation of any transaction or series of transactions following which no shares of R1 (or of its ultimate parent corporation) are listed on the New York Stock Exchange or the NASDAQ, on any other United States stock exchange, or are otherwise listed on a public trading market (including the OTC Markets Group, Inc.).

vi.“Third Party Purchaser” means any Person or group of Persons, none of whom is, immediately prior to the subject transaction, TowerBrook, Ascension, a TB/AS Co-Investment Vehicle, New Mountain Capital, or any affiliate thereof.

4.Restrictive Covenants. You, by virtue of your role with R1, have access to, and are involved in the formulation of, certain confidential and trade secret information of R1 and you could materially harm the business of R1 by competing with R1 or soliciting employees or customers of R1. You therefore agree to the following obligations and restrictive covenants.

a.Non-Solicitation. During the time in which you perform services for R1 and for a period of eighteen (18) months after the termination of your employment withR1, regardless of the reason, you shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company or corporation:

i.Hire, recruit, solicit or otherwise attempt to employ or retain or enter into any business relationship with, any person who is or was an employee of R1 within the twelve (12) month period immediately preceding the termination of your employment with R1; or

ii.Solicit the sale or licensing of any products or services that are similar to or competitive with products or services offered by, manufactured by, designed by, or distributed by the Company, to any person, company or entity which was or is a customer or potential customer of the Company for such products or services.

b.Non-Disclosure. You will not, without R1’s prior written permission, directly or indirectly, utilize for any purpose other than for a legitimate business purpose solely on behalf of R1, or directly or indirectly, disclose to anyone outside of R1, either during or after your employment with R1 ends, R1’s Confidential Information, as long as such matters remain Confidential Information. You acknowledge and agree that R1 has spent significant time and money creating, developing and enhancing its trade secrets and other Confidential Information, and that R1 has in place reasonable policies, security, protocols and other protections and makes reasonable efforts to maintain and preserve the confidentiality of its trade secrets and other Confidential Information. This Agreement shall not prohibit you from (i) revealing evidence of criminal wrongdoing to law enforcement, (ii) disclosing or discussing concerns regarding regulatory or legal compliance with any governmental agency or entity to the extent that such disclosures or discussions are protected under any whistleblower protection provisions of Federal or state laws or regulations or (iii) divulging R1’s Confidential Information by order of court or agency of competent jurisdiction. However, you shall promptly inform R1 of any such situations and shall take such reasonable steps to prevent disclosure of R1’s Confidential Information until R1 has been informed of such requested disclosure and R1 has had an opportunity to respond to the court or agency.

c.Return of Company Property. You agree that, in the event that your service to R1 is terminated for any reason, you shall immediately return all of R1’s property, including without limitation, (i) tools, pagers, computers, printers, key cards, documents or other tangible property of R1, and (ii) R1’s Confidential Information in any media, including paper or electronic form, and you shall not retain in your possession, recreate, or provide anyone else with any copies of such Confidential Information or other Company Property.

d.Ownership of Software and Inventions. All discoveries, designs, improvements, ideas, inventions, software, whether patentable or copyrightable or not, shall be works-made-for-hire and Company shall be deemed the sole owner throughout the universe of any and all rights of whatsoever nature therein, with the rights to use the same in perpetuity in any manner R1 determines in its sole discretion without any further payment to you whatsoever. If, for any reason, any of such results and proceeds which relate to the business shall not legally be a work-for-hire and/or there are any rights which do not accrue to R1 under the preceding sentence, then you hereby irrevocably assign and agree to quitclaim any and all of your right, title and interest thereto including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed to R1, and R1 shall have the right to use the same in perpetuity throughout the universe in any manner R1 determines without any further payment to you whatsoever. You shall, from time to time, as may be reasonably requested by R1, at R1’s expense, do any and all things which R1 may deem useful or desirable to establish or document R1’s exclusive ownership of any and all rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright and/or patent applications or assignments. To the extent you have any rights in the results and proceeds of your services that cannot be assigned in the manner described above, you unconditionally and irrevocably waive the enforcement of such rights. Notwithstanding anything to the contrary set forth herein, works developed by you (i) which are developed independently from the work developed for R1 regardless of whether such work was developed before or after you performed services for R1; or (ii) applications independently developed which are unrelated to the business and which you develop during non-business hours using non-business property shall not be deemed work for hire and shall not be the exclusive property of R1.

e.Non-Competition.

i.During the time of your employment for R1 and for a period of twelve (12) months after the termination of your employment for R1, regardless of the reason, you shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company or corporation, within the Restricted Area, own, manage, operate, or participate in the ownership, management, operation, or control of, or provide services (including as an employee, contractor, or other service provider) to, any person or entity which is in competition with R1 where you would hold a position or have duties or engage in activities that (A) are similar to or include those duties that you engaged in during the last twelve (12) months of your employment with R1; (B) would require you to have responsibility for or access to confidential information that is similar to or relevant to the Confidential Information that you had responsibility for or access to during the last twelve (12) months of your employment with R1; or (C) would likely or inevitably involve your use or disclosure of R1’s Confidential Information.

ii.Notwithstanding anything to the contrary, nothing in this Paragraph (e) prohibits you from being a passive owner of not more than one percent (1%) of the outstanding stock of any class of a corporation which is publicly traded, so long as you have no active participation in the business of such corporation.

f.Acknowledgments. You acknowledge and agree that the restrictions contained herein with respect to time, geographical area and scope of activity are reasonable and do not impose a greater restraint than is necessary to protect the goodwill and other legitimate business interests of R1 and that you have the opportunity to review the provisions of this Agreement with your legal counsel. In particular, you agree and acknowledge (i) that R1 is currently engaging in business and actively marketing its services and products throughout the United States, (ii) that your duties and responsibilities for R1 are co-extensive with the entire scope of R1's business, (iii) that R1 has spent significant time and effort developing and protecting the confidentiality of its methods of doing business, technology, customer lists, long term customer relationships and trade secrets, and (iv) that such methods, technology, customer lists, customer relationships and trade secrets have significant value.

g.Enforcement. You agree that the restrictions contained herein are necessary for the protection of the business, the Confidential Information, customer relationships and goodwill of R1 and are considered by you to be reasonable for that purpose and that the scope of restricted activities, the geographic scope and the duration of the restrictions set forth in this Agreement are considered by you to be reasonable. You further agree that any breach of any of the restrictive covenants herein would cause R1 substantial, continuing and irrevocable harm for which money damages would be inadequate. Therefore, in the event of any such breach or any threatened breach of your obligations under Paragraph 4 of this Exhibit A, in addition to such other remedies as may be available, R1 shall be entitled to specific performance and temporary, preliminary, and/or permanent injunctive relief and you waive any bond or other security with respect to such temporary and/or preliminary injunctive relief. This Agreement shall not in any way limit the remedies in law or equity otherwise available to R1 or its affiliates. You further agree that to the extent any provision or portion of the restrictive covenants shall be held, found or deemed to be unreasonable, unlawful or unenforceable by a court of competent jurisdiction, then any such provision or portion thereof shall be deemed to be modified to the extent necessary in order that any such provision or portion thereof shall be legally enforceable to the fullest extent permitted by applicable law.

h. Severability; Modification. It is expressly agreed by you that:

i.Modification. If, at the time of enforcement of this Agreement, a court or arbitrator holds that the duration, geographical area or scope of activity restrictions stated herein are unreasonable under circumstances then existing or impose a greater restraint than is necessary to protect the goodwill and other business interests of R1, you agree that the maximum duration, scope or area reasonable under such circumstances will be substituted for the stated duration, scope or area and that the court or arbitrator will be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law, in all cases giving effect to the intent of the parties that the restrictions contained herein be given effect to the broadest extent possible; and

ii.Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability will not affect any other provision, but this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

i.Non-Disparagement. You understand and agree that you will not disparage R1, its officers, directors, administrators, representatives, employees, contractors, consultants or customers and will not engage in any communications or other conduct which might interfere with the relationship between R1 and its current, former, or prospective employees, contractors, consultants, customers, suppliers, regulatory entities, and/or any other persons or entities.

j.Definitions.

i.Confidential Information. “Confidential Information” as used in this Agreement shall include R1’s trade secrets as well as any other information or material which is not generally known to the public, and which (A) is generated, collected by or utilized in the operations of R1’s business and relates to the actual or anticipated business, research or development of R1; or (B) is suggested by or results from any task assigned to you by R1 or work performed by you for or on behalf of R1. Confidential Information shall not be considered generally known to the public if you or others improperly reveal such information to the public without R1’s express written consent and/or in violation of an obligation of confidentiality to R1. Examples of Confidential Information include, but are not limited to, all customer, client, supplier and vendor lists, budget information, contents of any database, contracts, product designs, technical know-how, engineering data, pricing and cost information, research and development work, software, business plans, proprietary data, projections, market research, perceptual studies, strategic plans, marketing information, financial information (including financial statements), sales information, training manuals, employee lists and compensation of employees, and all other competitively sensitive information with respect to R1, whether or not it is in tangible form, and including without limitation any of the foregoing contained or described on paper, electronically, or in computer software or other storage devices, as the same may exist from time to time.

ii.Restricted Area. For purposes of this Agreement, the term “Restricted Area” shall mean the United States of America.

5.Section 409A Compliance.

a.It is intended that all payments and benefits under the Offer Letter, this Agreement, the Annual Bonus Plan, the LTI, the 2010 Stock Incentive Plan, and any other plan under which you receive compensation shall comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, to the maximum extent permitted, the Terms & Conditions Agreement and such other agreements and plans will be interpreted in accordance with such intention. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification will be made in good faith and will, to the maximum extent reasonably possible, avoid any increase to R1’s financial liability or economic cost under this Offer Letter or such other agreements and plans. R1 and you agree to take any action, or refrain from taking any action, reasonably requested by you or R1, as applicable, to comply with the terms of any correction procedure promulgated under Code Section 409A.     Notwithstanding the foregoing, R1 makes no representations you about the effect of Code Section 409A on the provisions of this Offer Letter or any other compensation arrangement, and R1 will not have any liability to you in the event that you become subject to taxation (including taxes, penalties, and interest) under Code Section 409A (other than any reporting and/or withholding obligations that R1 may have under applicable tax law) or in the event that you incur other expenses on account of non-compliance or alleged non-compliance with Code Section 409A.

b.A termination of employment will not be deemed to have occurred for purposes of any provision of the Terms & Conditions Agreement providing for the payment of any amount or benefit that is “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of the Terms & Conditions Agreement, references to a “termination,” “termination of employment” or like terms will mean a “separation from service.” If on the date of your termination you are a “specified employee” for purposes of Code Section 409A, any payment or benefit that is “nonqualified deferred compensation” that is payable on account of a “separation from service” (as such terms are defined for purposes of Code Section 409A), such payment or benefit will be made or provided at the date that is the earliest of (i) the expiration of the six (6)-month period measured from the date of your “separation from service,” (ii) the date of your death, or (iii) such other date that such payment or benefit may be provided without incurring any additional tax or interest under Code Section 409A. Upon the expiration of the foregoing delay period, any payments and benefits delayed pursuant to the previous sentence will be paid or made available to you in a lump sum and all remaining benefits payments and benefits due will be paid or provided in accordance with the normal payment dates specified for them herein.

c.With regard to any reimbursement to you of any costs and expenses or the provision of any in-kind benefits, except as otherwise permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year will not affect the expenses eligible for reimbursement, or in-kind to be provided, in any other taxable year, and (iii) such payments will be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

d.Your right to receive any installment payments under the Offer Letter, this Agreement, the Annual Bonus Plan, the LTI, the 2010 Stock Incentive Plan, or any other plan under which you receive compensation shall be treated as a right to receive a series of separate payments, and each such payment shall be a separately identified and determinable amount, to the maximum extent permitted under Code Section 409A. Whenever a payment under the Terms & Conditions Agreement specifies a payment within a period of days, the actual date of payment within such specified period will be within the sole discretion of R1.

e.In no event will any payment that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

6.Clawback. To the extent required by applicable law or any applicable securities exchange listing standards, or as otherwise determined by the board of directors of the Company (or a committee thereof), amounts paid or payable under this Agreement shall be subject to the provisions of any applicable clawback policies or procedures adopted by the Company, which clawback policies or procedures may provide for forfeiture and/or recoupment of amounts paid or payable under this Agreement. Notwithstanding any provision of this Agreement to the contrary, the Company reserves the right, without your consent, to adopt any such clawback policies and procedures, including such policies and procedures applicable to this Agreement with retroactive effect.

7.Governing Law. Except as to Paragraph 8, this Agreement and the Offer Letter (together, the “Terms & Conditions Agreement”) shall be construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without regard to any applicable conflicts of law provisions.

8.Exclusive Jurisdiction/Venue. All claims that you may have against the Company or that the Company may have against you, as well as any disputes that arise from or relate to your employment or this Offer Letter, shall be decided exclusively by binding arbitration in Salt Lake City, Utah under the Commercial Arbitration Rules of the American Arbitration Association. The parties agree that the arbitrator’s award shall be final, and may be filed with and enforced as a final judgment by any court of competent jurisdiction. Notwithstanding the foregoing, any disputes related to the enforcement of the restrictive covenants contained in this Offer Letter shall be subject to and determined under Delaware law and adjudicated in the state or federal courts in Salt Lake City, Utah.

9.Notices. Any notice hereunder by you shall be given to R1 in writing and such notice shall be deemed duly given only upon receipt thereof by the General Counsel of R1. Any notice hereunder by R1 shall be given to you in writing and such notice shall be deemed duly given only upon receipt thereof at such address as you may have on file with R1.

10.Headings. The titles and headings of the various sections of Terms & Conditions Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of the Terms & Conditions Agreement.

11.Counterparts. The Terms & Conditions Agreement may be executed in one or more counterparts (including in pdf format or by other electronic means), each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

12.Severability. The invalidity or unenforceability of any provisions of the Terms & Conditions Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of the Terms & Conditions Agreement in such jurisdiction or the validity, legality or enforceability of any provision of the Terms & Conditions Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

13.Binding Agreement; Assignment. The Terms & Conditions Agreement shall inure to the benefit of, be binding upon, and be enforceable by R1 and its successors and assigns (whether by merger, consolidation, sale of assets, or otherwise) and you. You shall not assign any part of the Terms & Conditions Agreement without the prior express written consent of R1.

14.Entire Agreement; Precedence; Amendment; Waiver. The Terms & Conditions Agreement together contain the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and prior understandings, whether written or oral, between the parties relating to such subject matter. The Terms & Conditions Agreement may be modified or amended only by a writing signed by both R1 and you. No waiver by R1 of any breach by you of any condition or provision of the Terms & Conditions Agreement shall be deemed a waiver of a subsequent breach of any condition or provision of the Terms & Conditions Agreement).

Agreed and Accepted:

[INSERT NAME]	R1 RCM HOLDCO INC.

By:

Title:

Dated:	Dated: